Exhibit 99.1

AB Volvo

Press information May 11, 2007

Volvo Group - three months ended March 31, 2007

•	Net sales the first quarter decreased by 3% to SEK 61.0 billion (62,7) 1) Adjusted for changes in exchange rates, and acquired and divested units, net sales rose by 2%.

•	Operating income decreased by 2% to SEK 5,328 M (5,430)

•	Income for the period decreased by 6% to SEK 3,756 M (3,998)

•	Diluted earnings per share amounted to SEK 1.85 (1.96) 2)

•	Purchase of Nissan Diesel completed
In March 2007, Volvo’s acquisition of the Japanese truck manufacturer Nissan Diesel was comleted. Activity is currently high to integrate Nissan Diesel into the Group and, consequently, achieve coordination gains. Nissan Diesel is consolidated in the Volvo Group’s balance sheet as of the close of the first quarter of 2007. Sales and earnings will be reported from the beginning of the second quarter.

•	Volvo acquires Ingersoll Rand’s road development equipment division
The Volvo Group’s acquisition of the American Ingersoll Rand’s road development division was completed in the second quarter. Intensive efforts are under way to create a new division for road construction equipment within Volvo Construction Equipment.

Volvo Group	First three months
	2007	2006	Change
Net sales, SEK M 1)	61,036	62,735	(3%)
Operating income Industrial operations, SEK M	4,933	5,026	(2%)
Operating income Customer Finance, SEK M	395	404	(2%)
Operating income Volvo Group, SEK M	5,328	5,430	(2%)
Operating margin Volvo Group, %	8.7	8.7
Income after financial items, SEK M	5,407	5,472	(1%)
Income for the period, SEK M	3,756	3,998	(6%)
Diluted earnings per share, SEK 2)	1.85	1.96
ROE, %	18.6	18.2

1) Including Customer Finance. For further information on the Volvo Group’s new financial reporting structure, see Accounting principles on page 14.
2) Earnings per share are calculated after the 6:1 share split with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25 per share, which means that the number of shares are now fivefold.

Aktiebolaget Volvo (publ) 556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson	+46 31 66 13 34
SE-405 08 Göteborg, Sweden		Joakim Wahlström	+46 31 66 11 91
Tel +46 31 66 00 00 Fax +46 31 53 72 96		John Hartwell	+1 212 418 7432
www.volvo.com		Noah Weiss	+1 212 418 7431

CEO comment - good underlying growth and continued strong profitability

The first quarter saw continued high demand for the Group’s products and services. We also made strategically significant acquisitions that will strengthen our positions in key markets and product areas.
Sales exceeded SEK 61 billion, corresponding to an underlying growth of 2%, adjusted for currency effects. We benefited from a strong global economy, with virtually every market, except for North America, continuing to expand. Our renewed product programs have also been well received by customers, impacting favorably. We achieved operating income of SEK 5,328 M and an operating margin of 8.7%. The development differed among the various business areas. We achieved good profitability in Trucks, Construction Equipment and Volvo Penta, while Buses and Volvo Aero experienced a more challenging quarter.

Favorable profitability in Trucks, Construction Equipment and Volvo Penta

Trucks is perhaps the area where shifting demands have been most clearly evident. In most parts of the world, demand is highly favorable, which is reflected in continued growth of already strong volumes and good profitability. In contrast, the North American truck market has dropped significantly, as expected. We have implemented cutbacks in North America during the first quarter, adapting to the lower demand. In conjunction with the cutbacks, we have implemented adjustments to the industrial system and started production of a new generation of trucks with more environmentally friendly engines. In conjunction with these changes, we have experienced disturbances in the production. These disturbances continue to affect us also in the second quarter, resulting in lower production volumes. Despite the difficulties in the US, Trucks improved its profitability and reported a strong margin of 9.5% - the highest margin so far for the truck operation. Construction Equipment continued its strong development with increased volumes, new products and high capacity utilization. Underlying sales rose by 17% and the operating margin remained strong. Volvo Penta’s profitability improved due to strong demand in Europe and improved industrial engine operations. Profitability at both Buses and Volvo Aero was unsatisfactory, however, influenced by lower volumes and disruptions in production in the quarter.
Starting this quarter, we will be increasing the transparency of our accounting of the Group’s customer financing operations at Volvo Financial Services - which is developing highly favorably with good returns and balanced risks. Volvo Financial Services is now working intensively to support the Group’s expansion into new markets, while simultaneously seeking new business opportunities in cooperation with the recently acquired companies.

Strategic acquisitions advance positions

With the acquisition of Japanese truck manufacturer Nissan Diesel, Ingersoll Rand’s division for road development in North America and Chinese wheel loader manufacturer Lingong, we are expanding both geographically and in terms of product, strengthening our position in key areas. The acquisitions provide the Group with products that complement and broaden an already strong product offering. They also add approximately SEK 40 billion in sales, which are now approaching SEK 300 billion on a yearly basis. We also welcome 13,000 new employees to the Volvo Group. Our joint efforts are still at a very early stage, and much remains to be accomplished to achieve synergies throughout the entire value chain - from product development to sales and the aftermarket.
We are also investing in organic growth in both established and new markets. In established markets we are focusing on growth of services, accessories and spare parts. In growth markets, especially Eastern Europe and Asia, we are following a long-term strategy to expand our dealer system and production capacity to capitalize on the expanding economies in these regions. The most recent example is our decision to invest in an assembly plant for Volvo Trucks and Renault Trucks in Russia.
In April, the Annual General Meeting resolved to distribute a total of slightly more than SEK 20 billion to the shareholders through SEK 25 per share in ordinary dividend and SEK 25 per share through a split and share redemption. The transfer of capital is in accordance with our financial strategy that the Group’s financial funds shall be used for investments, acquisitions, a competitive ordinary dividend and that any surplus shall be returned to the shareholders.

Volvo Group stands strong

With the benefit of a continued strong world economy, new products and a Group structure that enables us to benefit from our combined volumes, the Volvo Group stands strong. In the near future, we will integrate the new acquisitions, work hard with the changeovers in the North American truck operation and at the same time ensure that we can produce and deliver at the high pace required in our other markets.

Leif Johansson
President and CEO

Important events

Volvo completes purchase of Nissan Diesel

When the acceptance period for Volvo’s offer for Nissan Diesel expired on March 23, Volvo had received a total of slightly more than 96 % of the shares outstanding. Volvo paid a total of SEK 7.4 billion for the slightly more than 77% of the shares outstanding that were purchased through the offer. During the second quarter, Volvo intends to initiate a process to redeem the remaining shares outstanding. In conjunction with this, Volvo intends to apply to delist Nissan Diesel from the Tokyo Stock Exchange.
Completion of the transaction required the approval of the anti-trust authorities in the US and South Africa. Volvo has received approval from the American authorities and expects to also receive approval in South Africa at the end of May and will not carry out a takeover in South Africa until the company has received such an approval. Nissan Diesel is consolidated in the balance sheet of the Volvo Group as of the close of the first quarter of 2007. Sales and earnings will be reported from the beginning of the second quarter. Operations within Nissan Diesel will be reported within the Trucks segment.

Volvo finalizes acquisition of Ingersoll Rand’s road development equipment division

On April 30, 2007, Volvo concluded the acquisition of US based Ingersoll Rand’s road development equipment division, other than operations in India which followed on May 4. The division will be consolidated in the Volvo Group from May 1, 2007. Ingersoll Rand’s operations in road development equipment comprise soil and asphalt compactors, asphalt pavers and milling machines as well as material handling equipment such as telescopic handlers and rough terrain forklifts. The purchase consideration for the assets amounts to about USD 1.3 billion, about SEK 8.8 billion. Ingersoll Rand’s road development division - with production facilities in the US, Germany, India and China - has about 2,000 employees. Operations posted sales in 2006 of USD 864 million, about SEK 6.4 billion, with operating profit of USD 101 M, about SEK 745 million.

Decisions on several major investments

The Volvo Group is investing a total of SEK 935 M in an assembly facility for trucks in Russia. The new facility will have a capacity of 10,000 Volvo trucks and 5,000 Renault trucks per year. The facility will be located in the city of Kaluga, approximately 200 kilometers southwest of Moscow, and is scheduled to be completed in 2009.
An investment of SEK 530 M will be made in Renault Trucks’ cab plant in Blainville, France. The investment is being made to increase capacity and comprises both assembly and painting. Renault Trucks’ cab plant in Blainville produces cabs for all of Renault Truck’s truck models.
Over the next three years, Volvo Construction Equipment will invest nearly SEK 1.1 billion in its Component Division in Eskilstuna, Sweden. The Component Division develops and manufactures axles and transmissions for Volvo construction equipment.

Annual General Meeting of AB Volvo

At the Annual General Meeting of AB Volvo held on April 4, 2007, the Board’s proposal was approved to pay an ordinary dividend to the shareholders of SEK 25 per share and to carry out a 6:1 share split with automatic redemption of the sixth share for SEK 25 per share. The share split was carried out on April 26, which meant that the number of ordinary shares was fivefold. Payment for the redeemed shares is expected to take place on May 28.
Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Finn Johnsson, Philippe Klein, Louis Schweitzer and Ying Yeh were reelected members of the Board of AB Volvo and Lars Westerberg newly elected. Finn Johnsson was elected Board Chairman.
PricewaterhouseCoopers AB was elected as auditors for an additional three-year period.
The Board’s Chairman Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken and others, Lars Förberg, representing Violet Partners, Björn Lindh, representing SEB funds/Trygg Försäkring and Thierry Moulonguet, representing Renault s.a.s. were elected as members of the Election Committee.
The Meeting resolved to establish a new share-based incentive program for 2007 for senior executives in the Volvo Group. The program mainly involves that a maximum of 2,590,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2008. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2007 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 114.80, the costs for the program will amount to about SEK 353 M. So that Volvo shall be able to meet its commitment in accordance with the program, with limited cash flow effect, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

Financial summary of the first quarter

Industrial Operations - continued strong profitability

Net sales for the Volvo Group’s Industrial Operations, which encompass all of the Group’s operations with the exception of customer financing, declined by 3% to SEK 58,857 M. Adjusted for changes in exchange rates, and acquired and divested units, net sales rose by 2%. Net sales was negatively impacted by the sharp drop in demand for trucks in North America, after new, more stringent emissions legislation became effective on January 1, 2007. However, the decline in sales in North America was offset by favorable demand in other parts of the world, particularly in Eastern Europe, where sales developed strongly due to the high economic growth, resulting in increased transport needs and expanded investments in the infrastructure.

Net sales by market area	First three months
SEK M	2007	2006	Change
Western Europe	29,449	28,371	4%
Eastern Europe	5,114	3,077	66%
North America	12,160	19,115	(36%)
South America	3,057	2,678	14%
Asia	5,797	4,535	28%
Other markets	3,280	2,650	24%
Total Industrial Operations	58,857	60,426	(3%)

As of January 1, 2007, sales of Chinese wheel-loader manufacturer Lingong are included in Industrial Operations, entailing a contribution of SEK 446 M for the first quarter.
Net sales in Construction Equipment rose by 13% to SEK 11,002 M (9,738), and for Volvo Penta by 6% to SEK 2,942 M (2,786). On the other hand, net sales in Trucks declined by 6% to SEK 39,199 M (41,525), Volvo Aero by 11% to SEK 1,961 M (2,207) and Buses by 13% to SEK 3,741 M (4,286).

Income Statement Industrial Operations	First three months
SEK M	2007	2006	Change
Net sales	58,857	60,426	(3%)
Cost of sales	(45,175)	(46,361)	(3%)
Gross income	13,682	14,065	(3%)
Gross margin, %	23.2	23.3
Research and development expenses	(2,334)	(1,951)	20%
Selling expenses	(4,972)	(4,940)	1%
Administrative expenses	(1,822)	(1,660)	10%
Other operating income and expenses	296	(610)	-
Income from investments in associated companies	81	32	158%
Income from other investments	1	90	(99%)
Operating income	4,933	5,026	(2%)
Operating margin, %	8.4	8.3

Operating margin maintained

In the first quarter of 2007, operating income for the Volvo Group’s Industrial Operations amounted to SEK 4,933 M, which was 2% lower than the SEK 5,026 M achieved in the first quarter of 2006. The operating margin for the Industrial Operations increased somewhat to 8.4% (8.3).
Outside North America, demand for the Group’s products is very high. This, in combination with a competitive product program, resulted in favorable price realization. Due to the high demand, capacity utilization in the Group’s industrial systems outside North American has also been high. An advantageous product and market mix, with increased sales in Europe, has made a positive contribution to the Group’s earnings trend, while the Volvo Group’s dealer operations and aftermarket business continue to develop well.

Operating income was adversely affected by low capacity utilization in the truck operations in North America and production realignments in conjunction with the transition to a new generation of engines. During the quarter, production capacity in North America was adapted to the prevailing market situation, which involves significantly lower demand.
Research and development costs amounted to SEK 2,334 M (1,951). Compared with the preceding year, costs rose by SEK 428 M as a result of reduced capitalization of costs and increased amortization.
The change in Other operating income and expenses is primarily attributable to derivatives and currency related translation differences.
The combined effect of changed exchange rates, particularly for the USD, had an adverse effect on operating income of approximately SEK 200 M in the first quarter of 2007, compared with the corresponding period in 2006.
Income from holdings in associated companies includes SEK 76 M (-) from Nissan Diesel, which is reported in the Trucks segment.

Negative operating cash flow in industrial operations

In the first quarter of 2007, operating cash flow was negative in an amount of SEK 2.9 billion (neg: 0.4). Working capital rose by SEK 6.1 billion during the quarter. The increase is attributable to higher levels of inventory, which is partly seasonal and partly the effect of some production and delivery disturbances.

Customer Finance - record volume the first quarter

Total new financing volume in the first quarter of 2007 amounted to SEK 8.7 billion (7.8), a record for the first quarter of the year. In total, 9,882 units (9,239) were financed during the quarter, resulting in an average financing per contract of SEK 0.88 M (0.84). In the markets where financing is offered, the average penetration rate in the first quarter was 22% (18).
Effective from January 1, 2007, Volvo Financial Services has been reorganized to focus specifically on the expanding customer financing activities. Consequently the real estate and treasury operations are now included in the Industrial Operations. The results for Volvo Financial Services for prior periods are restated to reflect only the customer finance activities, and in this quarterly report appropriate adjustments have been made to the information published on April 17, 2007 to reflect this.
Volvo Financial Services is working intensively to be able to offer financing to the customers of the recent acquisitions. Activities are also underway in Slovakia, Hungary and South Korea to establish financing operations in these markets.

Income Statement Customer Finance	First three months
SEK M	2007	2006	Change
Finance and lease income	1,805	1,738	4%
Finance and lease expense	(1,042)	(965)	8%
Gross income	763	773	(1%)
Selling and administrative expenses	(354)	(314)	13%
Credit provision expenses	(33)	(45)	(27%)
Other operating income and expenses	19	(10)	-
Operating income	395	404	(2%)
Income taxes	(160)	(142)	13%
Income for the period	235	262	(10%)
Return on equity	13.1	12.0

Steady growth and earnings

At March 31, 2007 total assets in Customer Finance amounted to SEK 82 billion (80). Adjusted for exchange-rate movements, the credit portfolio grew by 6.9% (8.8). The fastest growth is seen in markets outside Western Europe and North America.
Operating income in the first quarter amounted to SEK 395 M (404). Return on shareholders’ equity for the rolling 12 months was 13.1% (12.0). The equity ratio at the end of the first quarter was 8.2% (10.1). Going forward, the goal for Volvo Financial Services is to maintain an equity ratio of approximately 8%. The change gives a good balance between the risk in the customer finance portfolio and the potential to grow with reduced capital requirements.
Write-offs in the first quarter amounted to SEK 77 M (64). The annualized write-off ratio through March 31, 2007, was 0.39% (0.32). On March 31, 2007, the total credit reserves were 1.91% of the credit portfolio (2.14).

Volvo Group

Income Statement Volvo Group	First three months
SEK M	2007	2006	Change
Operating income Industrial operations	4,933	5,026	(2%)
Operating income Customer Finance	395	404	(2%)
Operating Income Volvo Group	5,328	5,430	(2%)
Interest income and similar credits	241	159	51%
Interest expense and similar credits	(148)	(183)	(19%)
Other financial income and costs	(14)	66	-
Income after financial items	5,407	5,472	(1%)
Taxes	(1,651)	(1,474)	12%
Income for the period	3,756	3,998	(6%)

Net financial items

Net interest income in the first quarter was SEK 93 M, compared with an expense of SEK 24 M for the corresponding period in the preceding year. The improvement is primarily attributable to higher short-term interest rates in Sweden and lower costs for post-employment benefits, owing to the transfers to pension foundations carried out in the preceding year. During the quarter, Other financial income and costs was favorably affected in an amount of SEK 16 M by market valuation of derivatives (in the preceding year, the effect on earnings was positive in an amount of SEK 106).

Income taxes

The tax expense in the first quarter regarding both current and deferred tax amounted to SEK 1,651 M (1,474). The tax rate during the quarter was 30.5% (26.9%). The tax rate in the preceding year was reduced as an effect of the recognition of deferred tax assets.

Income for the period and earnings per share declined

Income for the period declined to SEK 3,756 M (3,998) in the first quarter. Earnings per share before dilution and after the share split amounted to SEK 1.85 (1.97). Assuming all outstanding options are exercised, earnings per share after full dilution and share split will be SEK 1.85 (1.96). On April 26, Volvo’s 6:1 share split with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25 per share, took effect, which means that the number of shares are now fivefold.

Volvo Group financial position

Total assets in the Volvo Group amounted to SEK 302.1 billion at March 31, 2007, an increase of SEK 43.7 billion compared with year-end 2006. Assets increased mainly as a result of higher levels of inventories and tangible assets due to the acquisitions of the Japanese truck manufacturer Nissan Diesel and the Chinese manufacturer of wheel loaders, Lingong. Changed currency exchange-rates increased assets by SEK 4.8 billion.

Shares and participations amounted to 2.5 billion at March 31, 2007, a decrease during the first quarter by SEK 4.4 billion as a result of the reclassification of Nissan Diesel from associated company to Group Company.
The customer financing receivables amounted to SEK 66.6 billion on March 31, 2007, adjusted for currency changes. In total, customer financing receivables increased by 1.9 billion since year-end 2006.
Shareholders’ equity at March 31, 2007 amounted to SEK 92.3 billion, corresponding to an equity ratio of 37.4%, excluding Customer Finance. The Group’s net financial assets at the same date amounted to SEK 5.4 billion, corresponding to 6.3% of shareholders’ equity. Changes in net financial position are specified in a table on page 23.
Total contingent liabilities at March 31, 2007, amounted to SEK 7.9 billion, an increase of SEK 0.2 billion compared with December 31, 2006.
Sales to associated companies amounted to SEK 194 M and purchasing from associated companies amounted to SEK 37 M during the first quarter 2007. On March 31, 2007, receivables from associated companies amounted to SEK 158 M and liabilities to associated companies to SEK 46 M. Sales to Renault SA amounted to SEK 59 M and purchasing from Renault SA to SEK 467 M. Receivables from Renault SA amounted to SEK 98 M and liabilities to Renault SAS to SEK 408 M, at December 31, 2006.

Number of employees

On March 31, 2007, the Volvo Group had 93,344 employees, compared with 83,187 at year-end 2006. On March 31, Nissan Diesel had 9,032 employees.

Business area overview

Net sales	First three months				12 month	Jan-Dec
SEK M	2007	2006	Change	Change1)	rolling values	2006
Trucks	39,199	41,525	(6%)	(2%)	168,939	171,265
Buses	3,741	4,286	(13%)	(9%)	16,727	17,271
Construction Equipment	11,002	9,738	13%	17%	43,395	42,131
Volvo Penta	2,942	2,786	6%	10%	10,929	10,774
Volvo Aero	1,961	2,207	(11%)	(4%)	7,986	8,233
Eliminations and other	13	(116)	-	-	(525)	(654)
Industrial operations	58,857	60,426	(3%)	2%	247,451	249,020
Customer Finance	1,805	1,738	4%	-	7,715	7,648
Reclassifications and eliminations	374	571	-	-	1,970	2,167
Volvo Group	61,036	62,735	(3%)	-	257,135	258,835
1) Adjusted for exchange rates and acquired and divested units.

Operating income	First three months				12 month	Jan-Dec
SEK M	2007	2006	Change		rolling values	2006
Trucks 1)	3,711	3,657	1%		14,882	14,828
Buses	90	171	(47%)		664	745
Construction Equipment	946	877	8%		4,141	4,072
Volvo Penta	293	247	19%		1,151	1,105
Volvo Aero	92	210	(56%)		241	359
Group headquarter functions and other	(199)	(136)	46%		(747)	(684)
Industrial operations 1)	4,933	5,026	(2%)		20,333	20,425
Goodwill adjustment	-	-	-		(1,712)	(1,712)
Industrial operations	4,933	5,026	(2%)		18,621	18,713
Customer Finance	395	404	(2%)		1,677	1,686
Volvo Group	5,328	5,430	(2%)		20,297	20,399
1 )Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Operating margin	First three months				12 month	Jan-Dec
%	2007	2006			rolling values	2006
Trucks 1)	9.5	8.8			8.8	8.7
Buses	2.4	4.0			4.0	4.3
Construction Equipment	8.6	9.0			9.5	9.7
Volvo Penta	10.0	8.9			10.5	10.3
Volvo Aero	4.7	9.5			3.0	4.4
Industrial operations 1)	8.4	8.3			8.2	8.2
Industrial operations	8.4	8.3			7.5	7.5
Volvo Group	8.7	8.7			7.9	7.9
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Overview of Industrial Operations

Trucks - increased profitability

●	Strong demand continued in all market outside North America
●	Operating margin rose to 9.5% (8.8)
●	Acquisition of Nissan Diesel completed

Net sales per market	First three months
SEK M	2007	2006	Change
Europe	24,978	22,482	11%
North America	7,209	13,261	(46%)
South America	2,331	1,863	25%
Asia	2,321	1,958	19%
Other markets	2,360	1,961	20%
Total	39,199	41,525	(6%)

Continued strong market in Europe for heavy trucks

In the first quarter, the total number of registrations in Europe (the EU countries plus Norway and Switzerland) rose by 9% to 77,713 heavy trucks (71,046). The markets in Western Europe continued to grow due to the increasing need for transport. The registrations rose by 10% in Germany and 7% in France, while they declined by 1% in Italy and 27% in the UK. The trend of very strong growth in the markets in Eastern Europe continued - for example, in Poland registrations rose by 83%, and in Slovakia by 28%.
The total market for heavy trucks (Class 8) in North America declined in the first quarter by 22% to 51,116 trucks, compared with 65,523 trucks in the first quarter in 2006. Deliveries almost exclusively involved trucks equipped with engines compliant with the earlier emissions requirements, US04.
In Brazil, the market grew 23% to 11,298 heavy trucks (9,163). In Asia, the favorable trend of the market for heavy trucks continued. To and including March, the Japanese market rose by 10% to 15,164 trucks, and the Chinese market for trucks weighing 14 tons or more rose by almost 60% to slightly more than 106,000 trucks.
The favorable business climate in Europe has created a generally greater need for transport, particularly between East and West, which strengthens demand for heavy trucks. The sharpest increase is occurring in Eastern Europe, where the Volvo Group’s market position is very strong. The total European market is now expected to reach about 330,000 new trucks in 2007, compared with the earlier estimate of 300,000 new trucks. The new forecast contains about 5,000 trucks from new EU countries Bulgaria and Romania, which were not included in the earlier forecast.
As expected, demand in the North American market declined sharply in the first quarter and is expected to remain low over the near term. The market was affected by many trucking companies choosing to invest in new trucks during 2006, in advance of the new emissions regulations that took effect on January 1, 2007, so the need for renewal is low. At the same time, the trend of freight volumes was weak during the beginning of the year. Moreover, to date, the truck industry in North America has not delivered any substantial volumes of trucks containing new engine technology that meets the US07 emissions requirements. As a result, customers have not been able to evaluate the new products, so they have not ordered trucks to any great extent. The point at which demand will rebound is difficult to predict.

Lower order bookings during the first quarter

Order bookings per market	First three months
Number of trucks	2007	2006	Change
Europe	43,703	45,620	(4%)
North America	5,273	26,419	(80%)
South America	4,536	2,967	53%
Asia	3,994	4,429	(10%)
Other markets	2,984	2,082	43%
Total	60,490	81,517	(26%)

In the first quarter of 2007, order bookings for the truck operations fell by 26% to 60,490 trucks (81,517). Order bookings in Europe declined somewhat, but are on a historically very high level, even compared with the corresponding quarter in the preceding year, in which the effects of pre-buys were extensive, in preparation for the new emissions regulations that came into effect in autumn 2006. Adjusted for Renault Maxity and Renault Mascott, order bookings in Europe were up by 5%. The high level of order bookings is an effect of the continuing strength of the market and the highly competitive product programs.
As expected, order bookings in North America remained low, since customers are hesitant when it comes to ordering trucks with the new engines that meet the US07 emissions requirements. In North America, production cutbacks were implemented during the quarter to adapt build rates to the currently lower demand in the market.

Increased deliveries in all markets except North America

Deliveries per market	First three months
Number of trucks	2007	2006	Change
Europe	28,837	28,123	3%
North America	9,024	17,541	(49%)
South America	2,996	2,548	18%
Asia	3,130	2,869	9%
Other markets	2,504	2,233	12%
Total	46,491	53,314	(13%)

The delivery pace of the truck operations remained high in the first quarter in all markets but North America, as did capacity utilization in the plants. In total, 46,491 trucks were delivered during the quarter, compared with 53,314 trucks in the corresponding period of the preceding year.
In March, deliveries of the new light truck, Renault Maxity, began, and in total of 900 trucks were delivered. Deliveries for Renault Mascott, primarily to Europe, remain on a low level until the new Euro4 engine is available for sale in mid 2007. In the first quarter, 300 Renault Mascott were delivered compared with 3,500 in the same quarter the preceding year.

Improved profitability

In the first quarter, net sales in the truck operations amounted to SEK 39,199 M - a decline of 6% compared with the SEK 41,525 M achieved in the corresponding quarter in 2006. Adjusted for changes in exchange rates, net sales declined by 2%.
Operating income rose by 1% to SEK 3,711 M (3,657). The operating margin rose to 9.5% (8.8). The strong demand and highly competitive products contributed to favorable price realization in all markets outside North America. High capacity utilization in plants outside North America and an advantageous product and market mix had a favorable effect on profitability, as did the favorable trend in the dealer network and the products and services in the aftermarket business. On the other hand, low capacity utilization in the North American truck operations and production realignments in conjunction with the transition to a new generation of engines had an adverse effect on profitability.

High level of activity in the first quarter

In Europe, Volvo Trucks boosted capacity by approximately 5% in the first quarter, and capacity is to be further increased gradually during the second quarter, to meet market demand in Europe, Asia and the Middle East, where volume and profitability trends are favorable.
At the same time, high capacity utilization in Volvo Trucks and Renault Trucks in Europe has placed a strain on the supplier system, and there are occasional delivery disruptions that affect productivity.
Such disruptions did occur at the beginning of the year in conjunction with production realignments at Renault Trucks - however, toward the end of the quarter, productivity and deliveries improved.
In North America, there have been disturbances in conjunction with production realignments and delays in the introduction of trucks with the new generation of engines. To assure the quality of the new products, a slow increase in the delivery rate will take place over the next few months.
In North America, customers have shown strong interest in the I-Shift automated transmission, which Volvo Trucks will begin to deliver in the second quarter.
In May, Mack Trucks launched a new low entry version in the TerraPro range, aimed at one of Mack Trucks core segments - refuse trucks.
In March, the acquisition of Japanese truck manufacturer Nissan Diesel was completed, for which sales and earnings will be reported in Trucks, from the beginning of the second quarter of 2007.

Continued good growth for Construction Equipment

•	Sales rose 13%
•	Operating income increased by 8%
•	Acquisition of Ingersoll Rand Road Development division

Net sales per market	First three months
SEK M	2007	2006	Change
Europe	5,186	4,550	14%
North America	2,213	2,847	(22%)
South America	414	292	42%
Asia	2,558	1,638	56%
Other markets	631	411	54%
Total	11,002	9,738	13%

World market grew by 6% in the first quarter

The total world market for heavy and compact construction equipment in the areas in which Volvo Construction Equipment operates rose 6% in the first quarter of 2007 compared with the corresponding period of the preceding year. In North America, the market declined by 16%, primarily owing to lower housing construction. The total European market increased by 14% and the Asian market by 20%, with a strong contribution from China. Other markets were up 16%.

Total market development in the first quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	+20	(17)	+18	+22	+10
Compact equipment	+11	(15)	+23	+9	+4
Total	+14	(16)	+20	+16	+6

Global market conditions continue to be favorable. The European market is expected to report growth of 5-10% in 2007. The Asian market is expected to grow by around 10%, with China as the primary growth engine, and the forecast for Other markets is growth of approximately 10%. The trend in these markets is expected to compensate for a decline in North America, where the market is expected to decline by approximately 10%.

Strong order bookings

Order bookings remain strong and the value of the order book at March 31 was 32% higher than at the same date in the preceding year.

Sales and operating income rose

Net sales in Construction Equipment rose 13% to SEK 11,002 M (9,738) in the first quarter. Adjusted for changes in exchange rates and the acquisition of Lingong, net sales rose by 17%. Lingong contributed sales of SEK 446 M.
Operating income increased by 8% to SEK 946 M (877) and the operating margin was 8.6% (9.0). The increase in income is primarily attributable to higher volumes, an advantageous product mix and a high level of capacity utilization. Excluding Lingong, the operating margin remained on the same level as in the preceding year.

Acquisition of Ingersoll Rand Road Development division

In February, Volvo signed an agreement with Ingersoll Rand to acquire the assets of the company’s road development division - a world-leading manufacturer of heavy construction equipment for road and soil work, with net sales of about SEK 6.4 billion and an operating income of SEK 745 M in 2006.
In the quarter, Volvo Construction Equipment launched a series of 11 new wheel loaders - the “F series” - and a new generation of excavators - the “C series” - with 13 new models of wheel excavators and track excavators.
Volvo CE announced plans to invest approximately SEK 1.1 billion in its component division in Eskilstuna over the next three years. The component division develops and manufactures axles and transmissions for Volvo CE construction equipment. The investment implies a doubling of current capacity.

Buses - lower operating income in the first quarter

•	Deliveries declined by 17%
•	Delivery disruptions involving key components
•	Strong order bookings in South America

Net sales per market	First three months
SEK M	2007	2006	Change
Europe	1,726	1,910	(10%)
North America	1,088	1,252	(13%)
South America	221	424	(48%)
Asia	521	520	0%
Other markets	185	180	3%
Total	3,741	4,286	(13%)

Increased registrations in Europe and pre-buys in North America

In the first quarter, the bus market presented a varying picture worldwide. In Europe, registrations increased by 13% compared with the preceding year. In the US and Canada, many operators continued to renew their vehicle fleets in preparation for the new environmental regulations that are to come into effect in autumn 2007, and in South America, the pace of new registrations remained high. On the other hand, the Mexican tourist bus market declined by about 40% for various reasons, particularly the increased competition from low-price air travel. In Asia, the market remained strong in most countries. In China, it was mainly the city bus segment that grew.
In the first quarter, order bookings for Buses amounted to 2,403 buses (2,581) and deliveries amounted to 2,228 buses (2,691). At the end of the quarter, the order book held 5,812 buses (5,013).

Earnings adversely affected by lower volumes

In the first quarter, net sales amounted to SEK 3,741 M - a decline of 13% compared with SEK 4,286 M in the preceding year. The first quarter of 2006 was positively affected by deliveries in accordance with a large contract to Santiago, Chile. Adjusted for changes in exchange rates, net sales declined by 9%. Operating income declined to SEK 90 M, compared with SEK 171 M the preceding year. The decline is mainly attributable to lower volumes in Europe, which can be traced to production starts and delivery disruptions for key components. Increased costs for raw materials also impacted profitability adversely. The operating margin was 2.4% (4.0).
At present, Volvo Buses is working intensively on solving the production disruptions. At the same time, efficiency-enhancement measures within the Volvo Buses industrial and commercial systems are ongoing with focus on Europe. Volvo Buses intensifies the product development of environmentally friendly products and hybrid technology.

Volvo Penta - favorable sales and earnings trend

•	Strong trend for industrial engines
•	Strengthened operating margin
•	New products well received in the market

Net sales per market	First three months
SEK M	2007	2006	Change
Europe	1,791	1,598	12%
North America	689	756	(9%)
South America	54	46	17%
Asia	339	323	5%
Other markets	69	63	10%
Total	2,942	2,786	6%

Volvo Penta continues to capture market share

The total market in Western Europe was strong in the first quarter, both for marine and industrial engines. In North America, the trend in marine diesel engines was stable, whereas the trend in gasoline engines was weaker. The trend was favorable in many other parts of the world - Eastern Europe and South America, for example.

Volvo Penta has continued to capture market share among boat builders and industrial engine customers. The IPS system is performing well and has helped significantly to strengthen market share in the inboard segment. The trend in the industrial engine business is strong with increased sales and strengthened market share in Europe.
The volume of the total order book at March 31 was 11% higher than in the corresponding period of the preceding year.

Higher sales and stronger profitability

Volvo Penta’s sales rose 6% to SEK 2,942 M (2,786). Adjusted for changed exchange rates, sales were up 10%. Sales by business segment were: Marine Leisure, SEK 1,873 M (1,803); Marine Commercial, SEK 303 M (307); Industrial, SEK 766 M (676).
Operating income rose to SEK 293 M, compared with SEK 247 M in the corresponding period of the preceding year - an increase of 19%. An advantageous product mix in the marine segment favorably influenced income. The operating margin amounted to 10.0% (8.9%).
During the quarter, Volvo Penta launched a new 7-liter diesel engine for gensets. The new engine is state-of-the-art and electronically controlled, and it strengthens Volvo Penta’s position in engines for diesel-fueled gensets, which is Volvo Penta’s core segment for industrial engines.

Volvo Aero - reduced sales and lower earnings

•	Continued growth in the components business
•	Lower volumes and reduced profitability in the aftermarket business
•	New GEnx engine already a sales success

Net sales per market	First three months
SEK M	2007	2006	Change
Europe	865	1,046	(17%)
North America	963	980	(2%)
South America	42	51	(18%)
Asia	58	93	(38%)
Other markets	33	37	(11%)
Total	1,961	2,207	(11%)

Air traffic continues to increase

Growth in air traffic remained strong in the first quarter of 2007. Passenger traffic rose by more than 4% in January and by 3.9% in February. The trend of traffic varied between different parts of the world, with highest airline growth noted in the Asia-Pacific region and Europe. The load factor was further improved in January.
Order bookings for commercial aircraft continued to grow, and at the end of March, manufacturers’ order books totaled 5,074 aircraft. Airbus and Boeing delivered 221 aircraft in the first quarter - an increase of 11%.

Decreased profitability in the after market business had adverse effect

During the first quarter, sales amounted to SEK 1,961 M, which was 11% lower than in the corresponding period the preceding year. Adjusted for changes in exchange rates, sales declined by 4%. However, the components business continued to grow.
Operating income amounted to SEK 92 M (210) and the operating margin to 4.7% (9.5). The weaker income is primarily attributable to lower profitability in the aftermarket business, was is primarily the result of lower volumes and lower productivity in the engine maintenance operations at Bromma following the decision to close down the operations. In addition, earnings and the margin were adversely affected by higher prices for materials and an unfavorable currency trend.
In March, the new GEnx engine for the Boeing 787 and 747-8 aircraft had already sold in 830 units, making it the highest sales success ever for General Electric. GEnx represents Volvo Aero’s highest involvement ever in a commercial engine. Serial production is expected to begin in 2008.

Financial reports and other information

Accounting principles	14
New accounting principles in 2007	14
Changed financial reporting structure	14
Earnings per share	14
Corporate acquisitions and divestments	15
Acquisitions and divestments during the period	15
Acquisitions after the end of the period	17
Income statements Volvo Group	18
Balance Sheets Volvo Group	19
Cash flow statement	21
Change in shareholders' equity	22
Net financial position	23
Key ratios	24
Quarterly figures	25

Accounting principles

As of January 1, 2005, AB Volvo has applied the International Financial Reporting Standards (IFRS) - formerly the IAS - as adopted by the EU. The accounting principles, which were applied during the preparation of this report, are described in Note 1 to the consolidated financial statements, which are included in the 2006 Annual Report for the Volvo Group. This interim report has been prepared in accordance with IAS 34, Interim financial Reporting.

New accounting principles in 2007

In accordance with considerations presented in the Annual Report, Note 1, regarding new accounting principles for 2007, Volvo applies the new standard IFRS 7, Financial instruments: Disclosures and classification, as well as Amendments to IAS 1, Presentation of financial statements. IFRS 7 does not entail any change in the reporting and valuation of financial instruments. On the other hand, certain disclosure requirements have been expanded, compared with earlier requirements under IAS 32, particularly as concerns the exposure and management of risk relating to financial instruments. The Amendments to IAS 1 entail expanded additional disclosure regarding elements such as the definition of capital, capital structure and capital management policies. In addition to IFRS and the Amendment to IAS 1, there are four IFRIC interpretations - IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, IFRIC 8, Scope of IFRS 2, IFRIC 9, Reassessment of Embedded Derivatives, and IFRIC 10, Interim Financial Reporting and Impairment. The application of IFRS 7, Amendment to IAS 1 and IFRIC 7, 8, 9 and 10, has not had any impact on Volvo’s position or earnings.

Changed financial reporting structure

As of January 1, 2007, Financial Services are only consolidated in accordance with the purchase method. As of January 1, 2007, the responsibility for the Group’s treasury operations and real estate has been transferred from Financial Services. The treasury operations will be reported among corporate functions. The Group’s real estate, held in Volvo Real Estate, is reported under industrial operations, and earnings are transferred back to the business areas, after previously having been reported under Financial Services. For this reason, the net financial position of the industrial operations has changed, as of December 31, 2006, from SEK 24.7 billion to SEK 23.1 billion, corresponding to a change in relation to shareholders’ equity from 28.3% to 29.2%.

As of January 1, 2007, the benefits from the synergies created in the business units are transferred back to the various product areas. The allocation is based on the degree to which individual product areas have utilized the services of the business units. In prior years, only the earnings of the business units Volvo Powertrain and Volvo Parts have been distributed to the relevant product areas, and other business units have been reported under Other. Comparison figures for 2006 have been restated. Bridges to restatement of the 2006 quarterly and full-year figures per product area were presented in an attachment to the press release issued on April 17, 2007. The cash flow for 2006 has not been restated after the changes in the financial reporting structure. After the transfer back, the Other heading will contain mainly earnings linked to corporate functions.

Otherwise, accounting principles and methods of calculations have remained essentially unchanged from those applied in the 2006 Annual Report.

Earnings per share

Earnings per share is calculated according to the circumstances at the closing day of the period, March 31 2007, unless stated otherwise. On April 26, Volvo’s share split 6:1 with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25 per share took effect, which means that the number of shares were fivefold.

Corporate acquisitions and divestments

Acquisitions and divestments during the period

Nissan Diesel
On March 29, Volvo acquired additional shares in Nissan Diesel, worth SEK 7.4 billion. This brought its total holdings to slightly more than 96% of the shares outstanding at the end of the first quarter. At year-end, Volvo’s holdings in Nissan amounted to 19%. Moreover, AB Volvo had purchased all 57.5 million preferred shares in Nissan Diesel from Nissan Motor and Japanese banks, for an approximate total of SEK 3.5 billion. At December 31, 2006, the reported value for Nissan Diesel amounted to SEK 5,445 M. The holdings were then reported as an associated company, since in Volvo’s assessment, it held significant control. As Volvo consolidates Nissan Diesel according to the purchase method, the holdings reported as an associate company have been reversed

During the second quarter, Volvo intends to launch a process to redeem the remaining shares in Nissan Diesel. In conjunction with its decision to redeem the remaining shares in Nissan Diesel, Volvo intends to apply to have Nissan Diesel delisted from the Tokyo Stock Exchange. Volvo expects the remaining shares to be redeemed by around September 30, 2007. Completion of the transaction requires the approval of the South African competition authorities, which Volvo expects to receive toward the end of May. Volvo will not launch a take-over in South Africa before it has received such approval. Otherwise, Volvo considers the transaction to have been completed.

The effect of the acquisition on the Volvo Group cash and cash equivalents amounts to SEK -11.5 billion, whereof SEK -6.0 billion is related to the first quarter 2007 and SEK -5.5 billion relates to the holdings previously reported as shares in an associate company. Volvo is currently reviewing the recognition of certain financial arrangements in Nissan Diesel. This review is estimated to be completed at year-end.

Nissan Diesel is consolidated in the consolidated balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings are reported beginning with the report for the second quarter. The operations of Nissan Diesel will be reported in the Trucks segment.

Shandong Lingong Construction Machinery Co.
In January 2007, the acquisition of 70% of the shares in the Chinese manufacturer of construction equipment, Shandong Lingong Construction Machinery Co. Lingong, was completed, after having obtained all the requisite approvals from the Chinese authorities. Lingong is China’s fourth-largest manufacturer of wheel-loaders, with an extensive dealership network in the country. Volvo Construction Equipment paid CNY 328 M, corresponding to slightly more than SEK 300 M, for 70% of the shares in Lingong. The transaction has a limited effect on Volvo’s financial position.

Divestment and acquisition of dealership operations
During the first quarter of 2007, only a few dealerships were acquired or divested. These transactions have not had any material impact on the Volvo Group

Please see the table below for a specification of the effects of the Volvo acquisitions of shares in subsidiaries and other businesses during the first quarter 2007:

Acquisitions and divestments of shares in subsidiaries

	Nissan Diesel			Other	Total

SEK bn	Net book value	Adjustments to fair value	Fair value	Total other acquisitions and divestments

Intangible assets

Product development	0.3	3.0	3.3	0.0	3.3

Trademarks		2.1	2.1	0.0	2.1

Other intangible assets	0.0	0.0	0.0	0.1	0.1

Other assets and liabilities

Property plant and equipment	12.2	(2.8)	9.4	0.4	9.8

Shares and participations	0.9	-	0.9	0.0	0.9

Inventories	2.7	0.1	2.8	0.8	3.6

Current receivables	5.5	-	5.5	0.6	6.1

Liquid funds	1.6	-	1.6	0.4	2.0

Other assets	0.6	2.0	2.6	0.0	2.6

Provisions	(2.5)	(2.7)	(5.2)	0.0	(5.2)

Loans	(8.2)	-	(8.2)	(0.7)	(8.9)

Other liabilities	(6.7)	-	(6.7)	(1.3)	(8.0)

Minority interests	(0.2)	-	(0.2)	0.0	(0.2)

	6.2	1.7	7.9	0.3	8.2

Goodwill			5.4	0.0	5.4

Total net assets	6.4	1.7	13.3	0.4	13.7

Less: minority interests			(0.2)	(0.1)	(0.3)

Total acquired and divested net assets			13.1	0.3	13.4

Cash and cash equivalents paid and received			(13.1)	(0.3)	(13.4)

Cash and cash equivalents according to acquisition analysis and in divested companies			1.6	0.4	2.0

Effect on Group cash and cash equivalents			(11.5)	0.1	(11.4)

Net financial position in aquired and divested companies			(8.3)	(0.3)	(8.6)

The purchase price allocation is preliminary and is expected to be finalized in the year-end closing 2007.

The acquisition of Lingong contributed SEK 446 M to the Group’s sales, as from the date of the acquisition, but had no material impact on the Group’s net income before tax. In the first quarter of 2007, Nissan Diesel was reported in accordance with the equity method and contributed SEK 76 M to the consolidated earnings. Nissan Diesel reported net sales of SEK 7 007 M and an net income of SEK 568 M for its total operations for the first quarter of 2007.

Acquisitions after the end of the period

Ingersoll Rand road construction equipment division
In February, Volvo signed an agreement with Ingersoll Rand to acquire the assets, among others accounts receivables, inventory and plant and equipment, of the company’s road construction equipment division - a world-leading manufacturer of heavy construction equipment for road and soil work, with net sales of about SEK 6.4 billion in 2006. The purchase consideration amounts to SEK 8.8 billion. On April 30, Volvo completed the acquisition of American Ingersoll Rand’s road construction equipment division, with the exception of the operations in India, which followed on May 4. The division will be consolidated in the Volvo Group as of May 1, 2007.

Göteborg, May 11, 2007
AB Volvo (publ)

Leif Johansson
President and CEO

This report has not been reviewed by AB Volvo’s auditors.

Report on the first three months 2007

AB Volvo’s report on the first six months 2007 will be published July 25, 2007, and will be available at www.volvo.com.

Further publication dates

Report on the first nine months 2007  October 24, 2007

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Income statements Volvo Group

First three months	Industrial operations		Customer Finance		Elim and reclassifications		Volvo Group Total
SEK M	2007	2006	2007	2006	2007	2006	2007	2006

Net sales	58,857	60,426	1,805	1,738	374	571	61,036	62,735
Cost of sales	(45,175)	(46,361)	(1,042)	(965)	(374)	(571)	(46,591)	(47,897)
Gross income	13,682	14,065	763	773	0	0	14,445	14,838
Research and development expenses	(2,334)	(1,951)	0	0	0	0	(2,334)	(1,951)
Selling expenses	(4,972)	(4,940)	(346)	(305)	0	0	(5,317)	(5,245)
Administrative expenses	(1,822)	(1,660)	(8)	(9)	0	0	(1,831)	(1,668)
Other operating income and expenses	296	-610	-14	-55	0	0	282	-665
Income from investments in associated companies	81	32	0	0	0	0	81	32
Income from other investments	1	90	0	0	0	0	1	90
Operating income	4,933	5,026	395	404	0	0	5,328	5,430
Interest income and similar credits	280	159	0	0	(40)	(52)	241	159
Interest expenses and similar charges	(188)	(183)	0	0	40	52	(148)	(183)
Other financial income and expenses	(14)	66	0	0	0	0	(14)	66
Income after financial items	5,012	5,068	395	404	0	0	5,407	5,472
Income taxes	(1,491)	(1,332)	(160)	(142)	0	0	(1,651)	(1,474)
Income for the period*	3,521	3,736	235	262	0	0	3,756	3,998

* Attributable to:
Equity holders of the parent company							3,753	3,981
Minority interests							3	17
							3,756	3,998

Basic earnings per share, SEK							9.27	9.84
Diluted earnings per share, SEK							9.27	9.82

Balance Sheets Volvo Group

	Industrial operations		Customer Finance		Elim and reclassifications		Total
	March 31	Dec 31	March 31	Dec 31	March 31	Dec 31	March 31	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Assets
Non-current assets
Intangible assets	30,379	19,054	64	62	0	0	30,443	19,117
Tangible assets
Property, plant and equipment	44,731	34,291	84	88	0	0	44,815	34,379
Assets under operating leases	12,525	11,822	517	279	8,707	8,400	21,749	20,501
Financial assets
Shares and participations	2,444	6,862	29	29	0	0	2,473	6,890
Long term customer financing receivables	545	582	41,804	39,276	(8,361)	(7,769)	33,988	32,089
Deferred assets	8,545	6,300	387	354	7	9	8,939	6,663
Other long-term receivables	5,486	4,958	31	27	(1,020)	(585)	4,497	4,400
Total non-current assets	104,655	83,869	42,916	40,115	(667)	55	146,904	124,039

Current assets
Inventories	43,122	33,894	374	317	0	0	43,496	34,211
Short-term receivables
Customer-financing receivables	621	611	36,856	36,979	(4,911)	(4,937)	32,566	32,653
Current tax assets	2,587	1,196	34	25	0	0	2,621	1,221
Other receivables	44,536	44,561	1,208	1,145	(3,844)	(11,307)	41,900	34,399
Non-current assets held for sale	755	805	0	0	0	0	755	805
Marketable securities	23,017	20,324	0	18	0	0	23,017	20,342
Cash and cash equivalents	9,853	9,618	1,011	1,203	(38)	(64)	10,826	10,757
Total current assets	124,491	111,009	39,483	39,687	(8,793)	(16,308)	155,181	134,388
Total assets	229,146	194,878	82,399	79,802	(9,460)	(16,253)	302,085	258,427

	Industrial operations		Customer Finance		Elim and reclassifications		Total
	March 31	Dec 31	March 31	Dec 31	March 31	Dec 31	March 31	Dec 31
SEK M	2007	2006	2007	2006	2007	2006	2007	2006
Shareholders’ equity and liabilities
Shareholders’ equity
Equity attributable to the equity holders of the parent company	84,817	78,763	6,751	8,141	0	0	91,568	86,904
Minority interests	774	284	0	0	0	0	774	284
Total shareholders’ equity*	85,591	79,047	6,751	8,141	0	0	92,342	87,188

Non-current provisions
Provisions for post-employment benefits	10,332	8,664	28	28	0	0	10,360	8,692
Provisions for deferred taxes	5,847	3,315	1,199	1,107	0	0	7,046	4,422
Other non-current provisions	6,200	6,507	110	87	141	156	6,451	6,750
Non-current liabilities	27,500	24,458	34,581	32,654	(4,628)	(11,654)	57,453	45,457
Current provisions	11,000	9,643	101	48	93	109	11,194	9,799
Current liabilities
Loans	35,256	25,615	2,820	2,675	(46)	(44)	38,030	28,247
Liabilities associated with assets	282	280	0	0	0	0	282	280
Trade payables	45,378	37,831	286	252	0	0	45,664	38,080
Current tax liabilities	1,988	1,164	680	637	0	0	2,668	1,801
Other current liabilities	(228)	(1,644)	35,843	34,174	(5,020)	(4,819)	30,595	27,711
Total shareholders’ equity and liabilities	229,146	194,878	82,399	79,802	(9,460)	(16,253)	302,085	258,427

2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release. April 17.
Contingent liabilities							7,920	7,726

Cash flow statement

First three months	Industrial operations		Customer Finance		Elim & reclassifications		Volvo Group Total
SEK bn	2007	2006	2007	2006	2007	2006	2007	2006
Operating activities
Operating income	4.9	5.0	0.4	0.4	0.0	0.0	5.3	5.4
Depreciation and amortization	2.2	1.9	0.0	0.1	0.5	0.5	2.7	2.5
Other non-cash items	(0.3)	(0.2)	0.0	0.2	0.0	0.0	(0.3)	0.0
Change in working capital	(6.3)	(3.2)	(0.7)	(0.3)	0.2	(0.4)	(6.8)	(3.9)
Financial items and income taxes paid	(1.6)	(1.4)	(0.1)	(0.2)	0.1	0.0	(1.6)	(1.6)
Cash flow from operating activities	(1.1)	2.1	(0.4)	0.2	0.8	0.1	(0.7)	2.4

Investing activities
Investments in fixed assets	(1.9)	(2.8)	0.0	(0.4)	0.0	(0.3)	(1.9)	(3.5)
Investment in leasing vehicles	(0.1)	0.0	0.0	0.0	(1.0)	0.0	(1.1)	0.0
Disposals of fixed assets and leasing vehicles	0.2	0.3	0.0	0.2	0.2	0.2	0.4	0.7
Operating cash flow	(2.9)	(0.4)	(0.4)	0.0	0.0	0.0	(3.3)	(0.4)

Investments and divestments of shares, net							0.0	(1.6)
Acquired and divested operations, net							(5.7)	0.2
Interest-bearing receivables incl marketable securites							(2.5)	4.2
Cash-flow after net investments							(11.5)	2.4

Financing activities
Change in loans, net							11.4	(0.5)
Dividend to AB Volvo shareholders							-	-
Other							0.0	0.0
Change in cash and cash equivalents excl. translation differences							(0.1)	1.9

Translation difference on cash and cash equivalents							0,2	(0,1)
Change in cash and cash equivalents							0,1	1,8

Change in shareholders’ equity

	First three months
SEK bn	2007	2006
Total equity at beginning of period	87.2	78.8
Shareholders' equity attributable to equity holders of the parent company at beginning of period	86.9	78.5
Translation differences	1.2	(0.1)
Translation differences on hedge instruments of net investments in foreign operations	(0.1)	0.0
Available-for-sale investments	0.1	0.2
Cash flow hedges	(0.4)	0.6
Net income recognized directly in equity	0.8	0.7
Income for the period	3.8	4.0
Total recognized income and expense for the period	4.6	4.7
Share-based payments	0.0	0.0
Change in consolidation of Nissan Diesel	0.0	-
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	91.5	83.2

Minority interests at beginning of period	0.3	0.3
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.0
Total recognized income and expense for the period	0.0	0.0
Cash dividend	0.0	0.0
Minority regarding new acquisitions	0.5	-
Other changes	0.0	0.0
Minority interests at end of period	0.8	0.3

Total equity at end of period	92.3	83.5

Net financial position

Industrial operations
SEK M	March 31, 2007	Dec 31, 2006
Long term interest-bearing receivables	4,014	3,514
Short term interest bearing receivables	1,987	9,751
Non-current assets held for sale, interest-bearing	7	5
Marketable securities	23,017	20,324
Cash and bank	9,853	9,618
Total financial assets	38,878	43,212

Provision for post employment benefits	10,332	8,664
Loans	23,103	11,465
Liabilities associated with assets held for sale, interest-bearing	8	7
Total financial debt	33,443	20,136
Net financial position	5,435	23,076

Changes in net financial position, Industrial operations SEK bn	First three months 2007
Beginning of period	23.1
Cash flow from operating activities	(1.1)
Investments in fixed assets	(2.0)
Disposals	0.2
Investments in shares, net	0.0
Operating cash-flow	(2.9)
Acquired and divested operations, net	(16.3)
Capital injections to/from VFS	1.7
Currency effect	(0.4)
Other	0.2
Total change	(17.7)
Net financial position at end of period	5.4
2006 is restated according to new reporting structure for the Volvo Group. Shareholders' equity in Customer Finance operations have been adjusted by 650 compared to press release April 17.

Key ratios

	First quarter
Industrial Operations	2007	2006
Gross margin	23.2	23.3
Research and development expenses in % of net sales	4.0	3.2
Selling expenses in % of net sales	8.4	8.2
Administrative expenses in % of net sales	3.1	2.7
Operating margin	8.4	8.3

12-month rolling figures unless otherwise stated	March 31, 2007	Dec 31, 2006
Return on operating capital, %	32.1	34.3
Net financial position at end of period, SEK billion	5.4	23.1
Net financial position at end of period in % of shareholders' equity	6.3	29.2
Shareholders' equity as percentage of total assets	37.4	40.6

Customer finance
12-month rolling figures unless otherwise stated	March 31, 2007	Dec 31, 2006
Return on shareholders' equity, %	13.1	13.2
Equity ratio at end of period, %	8.2	10.2
Asset growth, %	3.3	(2.0)

Volvo Group	2007	2006
Gross margin	23.7	23.7
Research and development expenses in % of net sales	(3.8)	(3.1)
Selling expenses in % of net sales	(8.7)	(8.4)
Administrative expenses in % of net sales	(3.0)	(2.7)
Operating margin	8.7	8.7

12-month rolling figures unless otherwise stated	March 31, 2007	Dec 31, 2006
Basic earnings per share, SEK	39.44	40.20
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	228	215
Return on shareholders' equity, %	18.6	19.6
Shareholders' equity at end of period as percentage of total assets	30.6	33.7

	First three months
Share Data	2007	2006
Basic earnings per share, SEK	9.27	9.84
Diluted earnings per share, SEK	9.27	9.82
Number of shares outstanding, million	405.1	404.5
Average number of shares during period, million	404.8	404.5
Average diluted number of shares during period	404.9	405.2
Number of company shares, held by AB Volvo	20.6	21.2
Average number of company shares, held by AB Volvo	20.9	21.2

Quarterly figures

SEK M unless otherwise stated Industrial operations	1/2006	2/2006	3/2006	4/2006	1/2007
Net sales	60,426	65,680	57,627	65,287	58,857
Cost of sales	(46,361)	(50,501)	(44,684)	(50,854)	(45,175)
Gross income	14,065	15,179	12,943	14,433	13,682

Research and development expenses	(1,951)	(2,034)	(1,989)	(2,380)	(2,334)
Selling expenses	(4,940)	(5,665)	(4,225)	(5,169)	(4,972)
Administrative expenses	(1,660)	(1,008)	(2,054)	(1,763)	(1,822)
Other operating income and expenses	(610)	(535)	(1,764)	(362)	296
Income from investments in associated companies	32	76	(74)	26	81
Income from other investments	90	42	(3)	13	1
Operating income Industrial operations	5,026	6,055	2,834	4,798	4,933

Customer Finance
Finance and lease income	1,738	1,783	2,320	1,807	1,805
Finance and lease expense	(965)	(984)	(1,532)	(1,006)	(1,042)
Gross income	773	799	788	801	763

Selling and administrative expenses	(314)	(304)	(319)	(347)	(354)
Other operating income and expenses	(10)	0	(8)	17	19
Operating income Customer Finance	404	484	426	372	395

Volvo Group
Operating income	5,430	6,539	3,260	5,170	5,328
Interest income and similar credits	159	164	149	194	241
Interest expense and similar credits	(183)	(189)	(81)	(132)	(148)
Other financial income and costs	66	(57)	(184)	(6)	(14)
Income after financial items	5,472	6,457	3,144	5,226	5,407

Taxes	(1,474)	(1,777)	795	(1,525)	(1,651)
Income for the period	3,998	4,680	3,939	3,701	3,756

* Attributable to
Equity holders of AB Volvo	3,981	4,665	3,925	3,697	3,753
Minority interests	17	15	14	4	3
	3,998	4,680	3,939	3,701	3,756

Share data	1/2006	2/2006	3/2006	4/2006	1/2007
Earnings per share, SEK (1	9.84	11.53	9.70	9.13	9.27
Number of shares outstanding, million	404.5	404.7	404.8	404.8	405.1
Average number of shares during period, million	404.5	404.6	404.8	404.8	404.9
Number of company shares, held by AB Volvo	21.2	20.9	20.9	20.9	20.6

Depreciation and amortization included above	1/2006	2/2006	3/2006	4/2006	1/2007
Industrial operations (2	1,800	1,843	3,669	2,359	2,041
Customer Finance	68	47	(28)	81	37
Classification Group versus segment Customer Finance (3	653	623	639	630	626
Total	2,521	2,513	4,280	3,070	2,704

Key operating ratios, Industrial operations	1/2006	2/2006	3/2006	4/2006	1/2007
Gross margin, %	23.3	23.1	22.5	22.1	23.2
Research and development expenses in % of net sales	3.2	3.1	3.5	3.6	4.0
Selling expenses in % of net sales	8.2	8.6	7.3	7.9	8.4
Administrative expenses in % of net sales	2.7	1.5	3.6	2.7	3.1
Operating margin , %	8.3	9.2	4.9	7.3	8.4

1) Income per share is calculated as Income for the period (excl minority interests) divided by the weighted average number of shares outstanding during the period.
2) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK 1,712 M.
3) Reclassification of financial leases in segment Financial Services to operational leases in the Group.

Net Sales SEK M	1/2006	2/2006	3/2006	4/2006	1/2007
Trucks	41,525	44,970	39,747	45,023	39,199
Buses	4,286	4,622	3,777	4,586	3,741
Construction Equipment	9,738	11,416	9,807	11,170	11,002
Volvo Penta	2,786	2,927	2,449	2,612	2,942
Volvo Aero	2,207	1,950	1,950	2,126	1,961
Eliminations and other	(116)	(205)	(103)	(230)	13
Industrial operations	60,426	65,680	57,627	65,287	58,857

Customer Finance	1,738	1,783	2,320	1,807	1,805
Reclassifications and eliminations	571	531	532	533	374
Volvo Group	62,735	67,994	60,479	67,627	61,036

Operating Income SEK M	1/2006	2/2006	3/2006	4/2006	1/2007
Trucks (1	3,657	4,126	3,470	3,575	3,711
Buses	171	201	162	211	90
Construction Equipment	877	1,276	872	1,047	946
Volvo Penta	247	375	257	226	293
Volvo Aero	210	153	143	(147)	92
Group headquarter functions and other	(136)	(76)	(358)	(114)	(199)
Industrial operations (1	5,026	6,055	4,546	4,798	4,933

Goodwill adjustment	-	-	(1,712)	-	-
Industrial operations	5,026	6,055	2,834	4,798	4,933

Customer Finance	404	484	426	372	395
Volvo Gorup	5,430	6,539	3,260	5,170	5,328

1) Excluding adjustment of goodwill.

Operating Margin %	1/2006	2/2006	3/2006	4/2006	1/2007
Trucks (1	8.8	9.2	8.7	7.9	9.5
Buses	4.0	4.3	4.3	4.6	2.4
Construction Equipment	9.0	11.2	8.9	9.4	8.6
Volvo Penta	8.9	12.8	10.5	8.7	10.0
Volvo Aero	9.5	7.8	7.3	(6.9)	4.7
Industrial operations (1	8.3	9.2	7.9	7.3	8.4
Industrial operations	8.3	9.2	4.9	7.3	8.4
Volvo Group	8.7	9.6	5.4	7.6	8.7

1) Excluding adjustment of goodwill.

Deliveries

	First quarter
	2007	2006	Change
Trucks
Europe	28,837	28,123	3%
Western Europe	23,538	24,861	(5%)
Eastern Europe	5,299	3,262	62%
North America	9,024	17,541	(49%)
South America	2,996	2,548	18%
Asia	3,130	2,869	9%
Middle East	2,059	1,887	9%
Other Asia	1,071	982	9%
Other markets	2,504	2,233	12%
Total Trucks	46,491	53,314	(13%)

Mack Trucks
Europe	0	0	-
Western Europe	0	0	-
Eastern Europe	0	0	-
North America	3,951	8,651	(54%)
South America	717	581	23%
Asia	10	16	(38%)
Middle East	10	16	(38%)
Other Asia	0	0	-
Other markets	301	235	28%
Total Mack Trucks	4,979	9,483	(47%)

Renault Trucks
Europe	15,094	17,080	(12%)
Western Europe	13,413	15,533	(14%)
Eastern Europe	1,681	1,547	9%
North America	80	126	(37%)
South America	282	469	(40%)
Asia	1,082	1,026	5%
Middle East	985	945	4%
Other Asia	97	81	20%
Other markets	1,108	1,236	(10%)
Total Renault Trucks	17,646	19,937	(11%)

Volvo Trucks
Europe	13,743	11,043	24%
Western Europe	10,125	9,328	9%
Eastern Europe	3,618	1,715	111%
North America	4,993	8,764	(43%)
South America	1,997	1,498	33%
Asia	2,038	1,827	12%
Middle East	1,064	926	15%
Other Asia	974	901	8%
Other markets	1,095	762	44%
Total Volvo Trucks	23,866	23,894	0%

Delivered Buses
Europe	784	900	(13%)
Western Europe	669	809	(17%)
Eastern Europe	115	91	26%
North America	377	427	(12%)
South America	143	283	(49%)
Asia	786	974	(19%)
Other markets	138	107	29%
Total Buses	2,228	2,691	(17%)